COMMENTS RECEIVED ON JANUARY 3, 2007

FROM CHRISTIAN SANDOE

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity Small Cap Opportunities Fund

POST-EFFECTIVE AMENDMENT NO. 71

FIDELITY ADVISOR SERIES I (File Nos. 002-84776 and 811-03785)

Fidelity Advisor Growth Opportunities Fund

POST-EFFECTIVE AMENDMENT NO. 70

1. Fidelity Advisor Growth Opportunities Fund

Performance Charts, Fee Tables, Financial Highlights, Portfolio Manager Compensation, and Trustee Compensation Table (prospectuses and statement of additional information (SAI))

C: Please submit completed performance charts, fee tables, financial highlights, portfolio manager compensation, and the trustee compensation table when the information becomes available.

R: The requested information will be sent to you when it becomes available.

2. All Funds

"Fee Table" (prospectuses)

C: The "Shareholder fees" and "Annual operating expenses" information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the "Shareholder fees" information results in two tables instead of one.

R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual operating expenses" in the "Fee Table" section of the prospectuses is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format more effectively communicates the information presented.

3. Fidelity Small Cap Opportunities Fund

"Investment Details" (prospectus)

"Principal Investment Strategies"

"FMR normally invests at least 80% of the fund's assets in securities of companies with small market capitalizations. Although a universal definition of small market capitalization companies does not exist, for purposes of this fund, FMR generally defines small market capitalization companies as those whose market capitalization is similar to the market capitalization of companies in the Russell 2000 Index or the S&P SmallCap 600. A company's market capitalization is based on its current market capitalization or its market capitalization at the time of the fund's investment. Companies whose capitalization is above this level after purchase continue to be considered to have a small market capitalization for purposes of the 80% policy. The size of the companies in each index changes with market conditions and the composition of the index. "

C: For purposes of the 80% test, the Staff would like us to remove the word "generally" from the second sentence, so that small market capitalization is narrowly defined.

R: We note that the sentence at issue is not part of the fund's 80% name test policy. Instead, it is additional disclosure aimed at incorporating FMR's definition of small cap into the fund's investment strategies. This is consistent with the long-standing Staff position that a fund may use any reasonable definition of the terms used in its name, and should define the terms used in its name in discussing its investment objectives and strategies. Because we believe that this definition of small cap companies is reasonable, we have not changed disclosure.

4. Fidelity Small Cap Opportunities Fund

"Investment Details" (prospectus)

"Principal Investment Objective"

C: The Staff would like us to add disclosure showing the market capitalization ranges for the Russell 2000 Index and the S&P 500 Index as of a recent date.

R: As the capitalization range of an index varies over time, we believe it is more appropriate to identify well-publicized indices by name rather then giving a snapshot of the capitalization as of a single date. Accordingly, we have not modified the disclosure.

5. All funds

"Investment Details" (prospectuses)

"Principal Investment Risks"

C: The Staff requests the addition of a statement relating to emerging markets under the "Principal Investment Strategies" heading and in the risk/return summary.

R: Though the non-U.S. securities in which the funds invest may include foreign issuers in both developed and emerging markets, these funds currently do not have a principal investment strategy of investing in emerging markets. Accordingly, we have not modified the disclosure.

6. Fidelity Small Cap Opportunities Fund

"Fund Management" (prospectus)

C: The Staff believes additional disclosure is needed adjacent to the investment advisory language indicating that information relating to the Trustees' approval of investment advisory contracts is available in the fund's next semiannual/annual report including the period of the report.

R: The requested disclosure will be included in the fund's next filing.

7. Fidelity Advisor Growth Opportunities Fund

"Investment Summary" (prospectus)

"Principal Investment Risks"

C: The Staff requests that we add small and mid cap risk disclosure in the "Principal Investment Risks" section, as they are mentioned in the "Fund Basics" section.

R: Investing in small and midcap stocks is not currently a principal investment strategy of the fund. Accordingly, we have not modified the disclosure.

8. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like to know if Dr. Gates should still be identified as a Director, as he was confirmed as Secretary of Defense.

R: The biographical information regarding Dr. Gates will be removed in the next filing.

9. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.